UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number: 001-36066

CUSIP Number: 699374302

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Paratek Pharmaceuticals, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

75 Kneeland Street

Address of Principal Executive Office (Street and Number)

Boston, MA 02111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

As of March 31, 2015, the filing deadline for its Annual Report on Form 10-K for 2014 (“Annual Report”), Paratek Pharmaceuticals, Inc. (the “Company”) had not finished its analysis of the impact of the ruling rendered on March 27, 2015 by the United States District Court, District of New Jersey in the case of Purdue Pharmaceuticals Products L.P. et al. v. Actavis Elizabeth LLC et al. upon its financial statements and related disclosures. Please see the Current Report on Form 8-K, dated March 27, 2015 and filed with the Securities and Exchange Commission on March 31, 2015 for further information regarding the ruling in this litigation. The Company does not currently expect that this ruling will materially and adversely affect its financial condition or its business. The Company intends to file the Annual Report as soon as practicable, and expects to do so on or before the fifteenth calendar day following the due date of the Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Douglas W. Pagan	617	275-0040
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s expects to report in the Annual Report the following operating results for the year ended December 31, 2014:

Revenue. Revenue for the year ended December 31, 2014 was $4.3 million compared to $478,000 for the year ended December 31, 2013.

Operating Expenses. Total operating expenses were $12.1 million for the year ended December 31, 2014 compared to $8.0 million for the year ended December 31, 2013. The increase in operating expenses was related to higher regulatory and development costs incurred in connection with its product candidates, higher general and administrative costs and $1.3 million in merger related costs.

Operating and Net Loss. Operating losses were $7.8 million for the year ended December 31, 2014 compared to $7.5 million for year ended December 31, 2013. Increased operating expenses realized during the year ended December 31, 2014 compared to year ended December 31, 2013 were the primary drivers for the higher operating losses offset by higher research and collaboration revenue. Net loss for the year ended December 31, 2014 was $19.8 million, or $7.82 per diluted share, compared to a net loss of $11.4 million, or $185.13 per diluted share, for the year ended December 31, 2013. The increase in net loss was primarily attributable to a $9.0 million loss on exchange of non-convertible notes for common stock. The decrease in net loss per share reflects the conversion of outstanding shares of preferred stock into shares of common stock in connection with the business combination the Company consummated on October 30, 2014.

Cash and Cash Equivalents. As of December 31, 2014, the Company had cash and cash equivalents of $95.9 million compared to $1.2 million as of December 31, 2013.

Forward-Looking Statements

Except for the historical statements contained herein, this notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act, including statements regarding the Company’s anticipated financial results and condition and the estimated timing for the filing of the Company’s Annual Report. Actual results could differ materially from these forward-looking statements as a result of certain factors, including, without limitation: the Company’s, or its independent registered public accounting firm’s, inability to complete the work required to file Annual Report in the timeframe that is anticipated or due to unanticipated changes being required in its reported operating results; risks related to the Company’s ability to finalize the financial statements to be included in the Annual Report, including those related to the need to; as well as other risks detailed in Paratek’s filings with the Securities and Exchange Commission, including under the heading “Risk Factors” in Paratek’s Form S-4 (Registration No. 333-198464), filed with the SEC on August 29, 2014. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this notification.

Paratek Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2015	By:	/s/ Douglas W. Pagan
Name: Douglas W. Pagan Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).